

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au



03029554

11 August 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549



AUG 25 2003

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Deborah Bucher

Ms D Bucher
Corporate Administrator

dw 8/27

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 28 July 2003 10:13
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release



66206.pdf (136 KB)

ASX confirms the release to the market of Doc ID: 66206 as follows:
Release Time: 28-Jul-2003 10:12:38
ASX Code: VRL
File Name: 66206.pdf
Your Announcement Title: PROPOSAL TO CANCEL AND REPLACE A CLASS PREFERENCE SHARES



VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

28 July 2003

Village Roadshow Announces Proposal to Cancel and Replace all its A Class Preference Shares

The Village Roadshow Ltd Board ("VRL") today announced that it will propose and recommend to shareholders that the company propose a scheme of arrangement with its A Class Preference Shareholders that will result in the cancellation of all the A Class preference shares on issue. Ordinary shares will be unaffected.

The consideration for the cancellation would comprise an upfront partial cash payment with the balance to be satisfied by the issue of interest bearing unsecured notes which will be repayable on deferred terms.

Resolutions of both ordinary and preference shareholders in favour of the Scheme and associated steps to implement the proposal, as well as the approval of the Court, will be required before the Scheme can proceed.

It is proposed that consideration for the cancellation will be $1.25 per share and such consideration shall be payable 25¢ in cash and the balance by way of an unsecured note with a face value of an equivalent of $1.00 per share, a maturity date three years after issue and an amortisation of one third of the face value each year. Interest on outstanding notes will be 10% per annum payable semi annually in arrears calculated on the amortised face value outstanding. The notes shall be subordinated to all secured and unsecured obligations of VRL but will rank in priority to shareholders of VRL. In the event of any default there will be penalty interest and note holders will have the right to elect to convert their notes back into A Class preference shares (having the same rights as are currently attached to the existing A Class Preference Shares) on a pro rata basis. Notes would not be convertible in the absence of a default. It is proposed that the unsecured notes and any new preference shares into which they would convert on a default would be listed for quotation on ASX.

Preparation of formal documentation to implement the proposal will commence, and the engagement of an independent expert to assess the proposal will occur, shortly.
Managing Director, Mr Graham Burke said: "Since the Preference shares were originally issued, the goals and direction of the company's core businesses have changed. We believe this proposal gives preference share holders the option to consider and vote on an alternative that may more appropriately address their investment needs."

Further details of the proposal including particulars of the unsecured notes and a detailed timetable for the implementation of the proposal will be released once the formal documentation has been completed, ASIC and ASX consulted and the court has ordered the convening of the Scheme meetings. At this stage this is expected to occur in the next 5 weeks.

For further information contact:

Mr Graham Burke (03) 9667 6602

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 8 August 2003 4:26
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release



69108.pdf (1 MB)

ASX confirms the release to the market of Doc ID: 69108 as follows:
Release Time: 08-Aug-2003 16:25:32
ASX Code: VRL
File Name: 69108.pdf
Your Announcement Title: Change of Director s Interest Notice x3

Rule 3.19A.2



Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	17 JUNE 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	5 AUGUST 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ne of Director: ROBERT GEOR . KIRBY
ne of Company: VILLAGE ROADSHOW LIMITED
ne and Type of Security: ORDINARY SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Kirby	1,000	1,000			
throad Pty Ltd	100,000	100,000			Director and shareholder of Wathroad Pty Ltd
age Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TAL		**111,920,817**			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
berra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TAL		**6,544,167**			


RECEIVED
AUG 25 2003
167

Name of Director: ROBERT GEOR KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	167	167			
Wathroad Pty Ltd	100,000	100,000			Director and shareholder of Wathroad Pty Ltd
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
First Gatoom Pty Ltd	300,000	300,000			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		407,073			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			


RECEIVED
AUG 2 5 2003

ne of Director: ROBERT GEOR . KIRBY
ne of Company: AUSTEREO GROUP LIMITED
ne and Type of Security: ORDINARY SHARES

RECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
age Roadshow Limited	240,625,094	240,625,094			Director and shareholder of Village Roadshow Ltd
G Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
TAL		251,562,594			

RECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		0			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,494,371 2,940	4,497,311	5-Aug-03	$26.00	Director and shareholder of Positive Investments Pty Ltd Court approval of compulsory acquisition of various minority shareholders.
Positive Investments Pty Ltd *	2,940 (2,940)	0	5-Aug-03	$26.00	* Compulsory acquisition notice served on various minority shareholders by Positive Investments Pty Ltd, a company in which R.G. Kirby is a director and shareholder
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,706**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			


AUG 2 5 2003

me of Director: ROBERT GEOR . KIRBY
me of Company: VILLAGE ROADSHOW CORPORATION LIMITED
me and Type of Security: PREFERENCE SHARES

RECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
sitive Investments Pty Ltd	39,206 2,766	41,972	5-Aug-03	$1.20	Director and shareholder of Positive Investments Pty Ltd Court approval of compulsory acquisition of various minority shareholders.
sitive Investments Pty Ltd *	2,766 (2,766)	0	5-Aug-03	$1.20	* Compulsory acquistion notice served on various minority shareholders by Positive Investments Pty Ltd, a company in which R.G. Kirby is a director and shareholder.
TAL		41,972			

RECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		0			


RECEIVED
AUG 25 2003

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	17 JUNE 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	5 AUGUST 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ame of Director: JOHN ROSS KII /
ame of Company: VILLAGE ROADSHOW LIMITED
ame and Type of Security: ORDINARY SHARES

RECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
lage Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
DTAL		**111,819,817**			

RECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
anberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
DTAL		**6,544,167**			


RECEIVED
AUG 25 2003
187

Name of Director: **JOHN ROSS KI**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
First Gatoom Pty Ltd	300,000	300,000			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**306,906**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: JOHN ROSS KI[illegible]

Name of Company: AUSTEREO GROUP LIMITED

Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and Shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
TOTAL		251,562,594			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: JOHN ROSS KI[illegible]Y
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,494,371 2,940	4,497,311	5-Aug-03	$26.00	Director and shareholder of Positive Investments Pty Ltd Court approval of compulsory acquisition of various minority shareholders.
Positive Investments Pty Ltd *	2,940 (2,940)	0	12-Jun-03	$26.00	Compulsory acquisition notice served on various minority shareholders by Positive Investments Pty Ltd, a company in which J.R. Kirby is a director and shareholder.
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,706**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL	0	**0**			


PROCESSING
RECEIVED
AUG 25 2003
187
SECTION

Name of Director: JOHN ROSS KI /
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	39,206 2,766	41,972	5-Aug-03	$1.20	Director and shareholder of Positive Investments Pty Ltd Court approval of compulsory acquisition of various minority shareholders.
Positive Investments Pty Ltd *	2,766 (2,766)	0	5-Aug-03	$1.20	Compulsory acquisition notice served on various minority shareholders by Positive Investments Pty Ltd, a company in which J.R. Kirby is a director and shareholder.
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	17 JUNE 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	5 AUGUST 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: GRAHAM WILLI. / BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	2,400	2,400			
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		111,822,217			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		6,544,167			

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000	2,000,000		$3.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$4.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$5.00	Expiring 30-Nov-07
TOTAL		6,000,000			


RECEIVED
AUG 2 5 2003

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	1,390,400	1,390,400			
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		1,397,306			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLI I BURKE
Name of Company: AUSTEREO GROUP LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd
TOTAL		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: GRAHAM WILL /I BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,494,371 2,940	4,497,311	5-Aug-03	$26.00	Director and shareholder of Positive Investments Pty Ltd Court approval of compulsory acquisition of various minority shareholders.
Positive Investments Pty Ltd *	2,940 (2,940)	0	5-Aug-03	$26.00	*Compulsory acquisition notice served on various minority shareholders by Positive Investments Pty Ltd, a company in which G.W. Burke is a director and shareholder
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
L E Alexander	250	250			Held beneficially for G W Burke
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILL. I BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	39,206				Director and shareholder of Positive Investments Pty Ltd
	2,766	41,972	5-Aug-03	$1.20	Court approval of compulsory acquisition of various minority shareholders.
Positive Investments Pty Ltd *	2,766 (2,766)	0	5-Aug-03	$1.20	*Compulsory acquisition notice served on various minority shareholders by Positive Investments Pty Ltd, a company in which G.W. Burke is a director and shareholder
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			